Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Oculis Holding AG on Amendment No. 1 to Form F-1 (Registration No. 333-271063) of our report dated February 27, 2023, which includes an explanatory paragraph as to the ability of European Biotech Acquisition Corp. to continue as a going concern, with respect to our audits of the consolidated financial statements of European Biotech Acquisition Corp. as of December 31, 2022 and 2021, and for the year ended December 31, 2022 and for the period from January 8, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

April 20, 2023